                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of January, 2010

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [_]      No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a proxy statement and a proxy card to be sent to the Registrant's shareholders in connection with its upcoming Extraordinary General Meeting of Shareholders.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and its
Registration Statements on Form S-8 (Registration Nos. 333-139021 and
333-111932).

                                       2

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        TEFRON LTD.
                                        (Registrant)

                                        By: /s/ Eran Rotem
                                        ------------------
                                        Eran Rotem
                                        Chief Financial Officer

                                        By: /s/ Hanoch Zlotnik
                                        ----------------------
                                        Hanoch Zlotnik
                                        Treasurer

Date: January 19, 2010

                                       3

                                   TEFRON LTD.
                      PARK AZORIM, 94 DERECH EM HAMOSHAVOT
                           PETACH TIKVA, 49527 ISRAEL

                           --------------------------

             NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

                         TO BE HELD ON FEBRUARY 23, 2010

                           --------------------------

Dear Shareholder,

     You are cordially invited to attend the Extraordinary General Meeting of the shareholders of Tefron Ltd. (the "Company" or "Tefron") to be held at the
Company's offices located at Park Azorim, 94 Derech Em Hamoshavot, Petach Tikva,
Israel on February 23, 2010, at 10:00 AM, local time (the "Meeting"). The agenda for the Meeting is as follows:

     1.   to approve as an "extraordinary private placement" a private placement of ordinary shares to Norfet, Limited Partnership and/or its designee, following which Norfet may increase its holdings to up to 45% of the voting rights in the Company;

     2.   to approve coverage under the Company's directors' and officers'
          liability insurance policies for Mr. Ishay Davidi, Mr. Meir Shamir and
          Mr. Guy Shamir (an alternate director to Mr. Meir Shamir), as directors in the Company; and

     3.   to approve, as a framework resolution, the Company's purchase of an insurance policy concerning insurance of directors' and officers'
          liability, including as directors and officers of the Company's subsidiaries but not including the coverage of controlling shareholders.

     The foregoing items of business are more fully described in the Proxy
Statement accompanying this Notice.

     Shareholders of record at the close of business on January 25, 2010 will be entitled to notice of and to vote at the Meeting.

     Whether or not you plan to attend the Extraordinary General Meeting, you are urged to promptly complete, date and sign the enclosed proxy, and mail it in the enclosed envelope which requires no postage if mailed in the United States.
Return of your proxy does not deprive you of your right to attend the Annual
General Meeting and vote your shares in person.

     Pursuant to the Articles of Association of the Company, a proxy will be effective only if received by the Company at least two hours prior to the time of the Extraordinary General Meeting.

By Order of the Board of Directors,

ORNA MAROM
COMPANY SECRETARY
January 29, 2010

                                   TEFRON LTD.
                      PARK AZORIM, 94 DERECH EM HAMOSHAVOT
                           PETACH TIKVA, 49527 ISRAEL

                                 PROXY STATEMENT

                  EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

     This Proxy Statement is furnished to shareholders in connection with the solicitation by the Board of Directors of Tefron Ltd. (the "Company" or
"Tefron") of proxies to be voted at the Extraordinary General Meeting (the
"Meeting") of the shareholders of the Company to be held on February 23, 2010 at
10:00 AM, local time, at the Company's offices located at Park Azorim, 94 Derech
Em Hamoshavot, Petach Tikva, Israel and at any adjournments or postponements thereof. A copy of the Notice of Annual General Meeting of Shareholders accompanies this Proxy Statement. This Proxy Statement and the proxies solicited hereby are first being sent or delivered to the shareholders on or January 29,
2010.

PROXIES; COUNTING OF VOTES

     Proxies for use at the Meeting are being solicited by the Board of
Directors of the Company. A form of proxy for use at the Meeting is attached.
The completed proxy should be mailed to the Company in the pre-addressed envelope provided and received by the Company at least two (2) hours before the
Meeting. Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Ordinary Shares of the Company ("Ordinary Shares") covered thereby in accordance with the directions of the shareholder executing such proxy. Subject to applicable law, in the absence of such instructions, the Ordinary Shares represented by properly executed and received proxies will be voted "FOR" all of the proposed resolutions to be presented to the Meeting for which the Board of Directors recommends a "FOR" vote.

     Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Shareholders may vote shares directly held in their name in person at the Meeting. If a shareholder wants to vote in person at the
Meeting shares held in street name, the shareholder must request a legal proxy from the broker, bank or other nominee that holds the shares, as well as a statement from the broker, bank or other nominee that it did not vote such shares, and the shareholder must present such legal proxy and statement at the
Meeting. Attendance at the Meeting will not, by itself, revoke a proxy.

     THE BOARD OF DIRECTORS DOES NOT KNOW OF ANY MATTER, OTHER THAN THAT SET
FORTH HEREIN, THAT IS EXPECTED TO BE PRESENTED FOR CONSIDERATION AT THE MEETING.
HOWEVER, IF OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE PERSONS NAMED IN
THE ACCOMPANYING PROXY ARE AUTHORIZED TO VOTE ON SUCH MATTERS USING THEIR
DISCRETION.

RECORD DATE; SOLICITATION OF PROXIES

     Only shareholders of record at the close of business on January 25, 2010 will be entitled to vote at the Meeting and any adjournment thereof. Proxies will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, fax or other personal contact. Copies of solicitation materials will be furnished to banks, brokerage firms, nominees, fiduciaries and other custodians holding Ordinary Shares in their names for others to send proxy materials to and obtain proxies from the beneficial owners of such Ordinary Shares. The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

     To the extent you would like to state your position with respect to any of proposals described in this proxy statement, you may do so by delivery of a notice to the Company's offices located at Park Azorim, 94 Derech Em Hamoshavot,
Petach Tikva 49527, Israel, not later than February 4, 2010.

     Following the Meeting, one or more shareholders holding, at the Record
Date, shares representing five percent (5%) or more of the total voting rights of the Company, , and any shareholder holding shares representing five percent
(5%) or more of the total voting rights of the Company not held by a controlling shareholder of the Company, may review the Proxy Cards submitted to the Company at Company's offices during regular business hours.

     - the number of shares that represents five percent (5%) or more of the total voting rights of the Company is 106,015 ordinary shares; and

     - the number of shares that represents five percent (5%) or more of the total voting rights of the Company not held by Norfet, Limited Partnership, which for the sake of caution only the Company considers a controlling shareholder of the Company, is 82,851 ordinary shares.

QUORUM AND VOTING REQUIREMENTS

     On January 17, 2010, the Company had outstanding 2,120,298 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. This number does not include 99,740 Ordinary Shares held by a wholly-owned subsidiary of the Company.

     At the Meeting, each shareholder of record will be entitled to one vote for each Ordinary Share held by him in respect of each matter to be voted upon.

     Two or more shareholders, present in person or by proxy and holding or representing shares conferring in the aggregate at least 25% of the voting power of the Company, will constitute a quorum at the Meeting. Shares that are voted in person or by proxy "FOR" or "AGAINST" are treated as being present at the
Meeting for purposes of establishing a quorum and are also treated as voted at the Meeting with respect to such matters. Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but such abstentions and broker non-votes will not be counted for purposes of determining the number of votes cast with respect to the particular proposal. If a quorum is not present within thirty minutes from the time appointed for the Meeting, the Meeting will be adjourned to Thursday on the following week, at the same time and place, or to such day and at such time and place as the Chairman of the Meeting may determine. At such adjourned
Meeting, any two shareholders, present in person or by proxy, will constitute a quorum.

     This Proxy Statement and the Proxy Cards attached hereto shall be deemed to constitute voting deeds (Ktavei Hatzba'a) for the purpose of regulation 3(c) of the Israel Companies Regulations (Alleviation for Public Companies whose shares are listed on a Stock Exchange Outside of Israel), 2000.

                       BENEFICIAL OWNERSHIP OF SECURITIES
                   BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information as of January 17, 2010 concerning the only persons or entities known to the Company to own beneficially more than 5% of the Company's outstanding Ordinary Shares. The information presented in this table is based on 2,120,298 Ordinary Shares outstanding as of
January 17, 2010 but does not take into account 99,740 Ordinary Shares held by a wholly owned subsidiary of the Company. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within, 60 days of January 17, 2010. The Ordinary Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options, but are not treated as if they were outstanding for the purposes of computing the percentage ownership outstanding for any other person. None of the holders of the Ordinary Shares listed in this table have voting rights different from other holders of the
Ordinary Shares.

                                                  NUMBER OF     PERCENT OF
NAME                                            SHARES OWNED  ORDINARY SHARES*
---------------------------------------------     ---------     ---------

Norfet, Limited Partnership                         461,308 (1)    21.76%
c/o Fimi 2001 Ltd.
Rubinstein House
37 Begin Rd.
Tel Aviv, Israel

Analyst I.M.S. Investment Management              117,726.7 (2)    5.55%
Services Ltd.
Alrov Tower, 46 Rothschild Blvd.
Tel Aviv 66883

     * Does not take into account 99,740 Ordinary Shares held by a wholly owned subsidiary of the Company.

(1)  Norfet L.P is an Israeli partnership. As of January 17, 2010, 7.76% of
     Norfet was held by FIMI Opportunity Fund, LP, approximately 40.15% of
     Norfet was held by FIMI Israel Opportunity Fund, Limited Partnership, approximately 42.29% was held by Mivtach Shamir Holdings Ltd., approximately 3.03% was held by Migdal Insurance Company, approximately
     6.06% was held by Yashir Provident Funds Ltd. and approximately 0.69% was held by Zaleznick and Butler. In addition, pursuant to Rule 13d-5, (i) Mr.
     Ishay Davidi, a director of the Company, may be deemed to beneficially own the shares held by Norfet due to his position as CEO of FIMI 2001 Ltd. and senior partner of FIMI Israel Opportunity Fund, Limited Partnership and
     FIMI Opportunity Fund, L.P., and (ii) Mr. Meir Shamir, a director of the
     Company, may be deemed to beneficially own the shares held by Norfet due to his 34.15% interest in Mivtah-Shamir. This number of shares does not include an additional 1,967 shares held by FIMI Opportunity Fund Limited
     Partnership and FIMI Israel Opportunity Fund Limited Partnership, which constitutes 0.09% of the issued share capital and voting rights in Tefron.

(2)  Analyst I.M.S. Investment Management Services Ltd. is an Israeli company
     ("Analyst"). As of January 18, 2010, 33.04% of Analyst was held by Mr. Ehud
     Shiloni, 33.04% was held by Mr. Shmuel Lev and 6.1% was held by D.S. Apex
     Holdings Ltd. Analyst's holdings consist of (i) 114,726.7 Ordinary Shares held by Analyst I.M.S. Investment Management Services (1986) Ltd. and (ii)
     3,000 Ordinary Shares held by Analyst Provident Funds Ltd. As of January
     18, 2010, Analyst held 99% of Analyst I.M.S. Investment Management Services
     (1986) Ltd. and 99% of Analyst Provident Funds Ltd.

DIRECTORS AND SENIOR MANAGERS

     As of January 17, 2010, the following directors and senior managers beneficially held the number of Ordinary Shares set forth in the table below.
The information in this table is based on 2,120,298 Ordinary Shares (excluding
99,740 shares owned by a wholly owned subsidiary) outstanding as of January 17,
2010. The number of Ordinary Shares beneficially owned by a person includes
Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within 60 days of January 17, 2010. The Ordinary
Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options but are not treated as if they were outstanding for the purposes of computing the percentage ownership outstanding for any other person. Except as disclosed below, to the Company's knowledge, none of the directors or senior managers beneficially owns any Ordinary Shares.

                                                                              % OF ORDINARY
                                                              NUMBER OF           SHARES
NAME                                                       ORDINARY SHARES     OUTSTANDING**
----------------------------------------------------         -----------        -----------

Yacov Gelbard                                                  57,650                 2.65%
Ishay Davidi                                                  463,275(1)             21.85%
Meir Shamir                                                   461,308(2)             21.76%
Avi Zigelman                                                        -                     -
Shirit Kasher                                                       -                     -
Eli Admoni                                                          -                     -
Zvi Limon                                                     101,227(3)              4.77%
Eran Rotem                                                          *                     *
Amit Tal                                                            *                     *
Orna Goldner-Marom                                                  -                     -
Alon Shadmi                                                         *                     *
Meir Kupershmit                                                     *                     *
Michael Bergman***                                                  *                     *

Directors and senior managers as a group (12 persons)         653,272(4)             30.08%

--------------------

*    Less than 1% of the outstanding Ordinary Shares.

**   Does not take into account 99,740 Ordinary Shares held by a wholly owned subsidiary of the Company.

***  On January 11, 2010 Mr. Michael Bergman notified the Company of his decision to resign from his position as VP, Technology and Development of the Company. Mr. Bergman's resignation is effective as of April 11, 2010.

(1) Consists of (i) 461,308 Ordinary Shares held by Norfet, which Mr. Davidi may be deemed to beneficially own under U.S. securities laws since he serves as CEO of FIMI 2001 Ltd., which controls the general partner of Norfet, one of the
Norfet limited partners (which is managed by FIMI 2001 Ltd.) as well as the other Norfet limited partners by virtue of an irrevocable power of attorney; and
(ii) 1,967 Ordinary Shares held by FIMI, which Mr. Ishay Davidi may be deemed to beneficially own in accordance with the above mentioned.

(2) Consists of 461,308 Ordinary Shares held by Norfet, which Mr. Shamir may be deemed to beneficially own due to his 34.15% interest in Mivtah-Shamir, which held an approximately 42.29% interest in Norfet as of January 17, 2010.

(3) Consists of (i) 101,227 Ordinary Shares held by Rimon Investment Master
Fund, LP ("Rimon"), which Mr. Zvi Limon may be deemed to beneficially own under the U.S. securities laws since he serves as a partner in the management company of Rimon.

(4) Consists of (i) 461,308 Ordinary Shares held by Norfet, which Mr. Ishay
Davidi may be deemed to beneficially own under U.S. securities laws since he serves as CEO of FIMI 2001 Ltd., which controls the general partner and one of the limited partners of Norfet and which Mr. Meir Shamir may be deemed to beneficially own under U.S. securities laws due to his 34.15% interest in
Mivtah-Shamir, which held an approximately 42.29% interest in Norfet as of
January 17, 2010; (ii) 1,967 Ordinary Shares held by FIMI which Mr. Ishay Davidi may be deemed to beneficially own under U.S. securities laws since he serves as
CEO of FIMI 2001 Ltd., which controls the general partner and one of the limited partners of Norfet; (iii) 101,227 Ordinary Shares held by Rimon which Mr. Zvi
Limon may be deemed to beneficially own under U.S. securities laws since he serves as a partner in the management company of Rimon; (iv) 47,650 Ordinary
Shares held by Mr. Yacov Gelbard; (v) 120 Ordinary Shares held by one executive;
and (vi) options to purchase 41,000 Ordinary Shares held by officers and directors. The exercise price of these options ranges from $5.50 to $85 per share. These options will be expire between 2010 and 2019.

EXECUTIVE COMPENSATION

     The aggregate direct remuneration paid to all Directors and senior management as a group for services in all capacities for the year ended December
31, 2008 was approximately $2.8 million, of which $346,000 was paid to Directors in their capacities as Directors. Negligible amounts were set aside or accrued for vacation and recuperation pay for all Directors and senior management as a group. No amounts were set aside or accrued to provide pension, retirement or similar benefits. The amount does not include any amounts expended by the
Company for automobiles made available to its officers, expenses (including business travel and professional and business association dues and expenses)
reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel and $30,000 in management fees paid to Norfet in accordance with an agreement with Norfet for the first quarter of 2008. The Company has no service contracts with any of its directors that provide benefits upon termination of their status as directors.

     In July 2008, the Company granted options for 30,000 Ordinary Shares under the Share Option Plan to the Chairman of the Board of Directors, Mr. Yacov
Gelbard. Such options have an exercise price of $20.70 per share and expire in
July 2013. On November 15, 2009, the Company granted options for 54,000 Ordinary
Shares under the Share Option Plan to five senior officers in the Company. Such options have an exercise price of NIS 19.9 per share and expire in November
2019.

     All share and per share information in this Proxy Statement has been adjusted to give retroactive effect to a ten-for-one reverse split of our ordinary shares that became effective on January 22, 2009.

                                  PROPOSAL ONE

          APPROVAL OF PRIVATE PLACEMENT TO NORFET, LIMITED PARTNERSHIP

     At the Meeting, shareholders will be asked to approve a private placement to Norfet, Limited Partnership following which Norfet, Limited Partnership and/or its designee may increase its holdings in Tefron to up to 45% of the voting rights in Tefron.

BACKGROUND

     In August 2009, we filed with the Securities and Exchange Commission a registration statement for the purpose of distributing to our shareholders rights to purchase our ordinary shares, in an effort to strengthen our financial stability.

     On December 2, 2009, we received non-written notices from our bank lenders,
Bank Leumi L'Israel Ltd., Bank Discount L'Israel Ltd., and Bank Hapoalim Ltd.
(collectively, the "Banks") in which the Banks stated their decision to terminate our utilization of our credit line. As of September 30, 2009, the total outstanding credit that we utilized under this credit line was approximately $29 million. The credit line is secured by a floating lien on all of our assets, and we undertook to create fixed liens on our machines.

     Following negotiations with the Banks, on January 6, 2010, we signed a memorandum of understanding ("MOU") with the Banks pursuant to which we agreed, among other things, to complete a rights offering and/or a private placement of shares in which not less than $4 million is invested in Tefron's equity by the end of the first quarter of 2010. Concurrently, Norfet, Limited Partnership signed an undertaking in favor of the Banks pursuant to which, subject to applicable regulatory and shareholder approval requirements, Norfet, Limited
Partnership (or whoever acts on its behalf) would participate in a rights offering and/or private placement of Company shares, and in the framework of such rights offering and/or private placement not less than a total of $4 million would be invested in Tefron's equity.

     As of January 17, 2010, Norfet, Limited Partnership held approximately
21.76% of our issued share capital and voting power (excluding 99,740 shares held by our wholly owned subsidiary). In addition, a portion of the main shareholders in Norfet, Limited Partnerhsip, FIMI Opportunity Fund L.P. and FIMI
Israel Opportunity Fund Limited Partnership, as of January 17, 2010 owned approximately 0.01% and 0.08%, respectively, of the issued share capital and voting rights in Tefron. As a result, Norfet, Limited Partnership, FIMI
Opportunity Fund L.P. and FIMI Israel Opportunity Fund Limited Partnership
jointly owned in the aggregate as of January 17, 2010, approximately 21.85% of the issued share capital and voting rights in Tefron. To the best of our knowledge, there is no shareholder who owns 25% or more of the voting rights in
Tefron. Accordingly, participation by Norfet, Limited Partnership FIMI
Opportunity Fund L.P. and FIMI Israel Opportunity Fund Limited Partnership
(Norfet, Limited Partnership or an entity/person on its behalf, including controlling parties in Norfet, are collectively called "Norfet" in this Proposal
One) in the Rights Offering, to the extent the rights distributed to other shareholders in the Rights Offering are not exercised in full, may cause
Norfet's holdings to exceed 25% of Tefron's voting power (and even 45% of
Tefron's voting power), which would require Norfet to conduct a special tender offer, pursuant to Section 328 of the Companies Law.

     However, pursuant to Section 328(b) of the Companies Law, a shareholder may increase its voting power to 25% or more of a company's voting power (and even to more than 45% of the voting power) by means of a private placement that has been approved by such company's shareholders as a private placement for the purpose of granting to the shareholder voting power of 25% or more of the voting power in the company ("Controlling Interest"), if the company does not already have a shareholder with a Controlling Interest, or as a private placement for the purpose of granting to a shareholder voting power over 45% of the company's voting power, if the company does not already have a shareholder with voting power over 45% of the company's voting power.

     Due to Tefron's need to raise capital as described above, our board of directors has decided to raise capital by means of a transaction that combines both a rights offering to all of our shareholders and a private placement to
Norfet, pursuant to the requirements of Section 328(b) of the Companies Law, as follows:

     1.   We intend to conduct a rights offering (the "Rights Offering") to our shareholders in which we intend to offer rights to purchase 1,578,947 of our ordinary shares at a price of $3.8 per ordinary share, for a total aggregate offering amount of $6 million.

     2.   Norfet will not exercise nor sell its rights in the Rights Offering.
          Accordingly, the maximum capital that may be raised in the Rights
          Offering will be approximately $4.689 million.

     3.   We will convene a shareholders meeting to approve the private placement of ordinary shares to Norfet pursuant to which, subject to our conducting the Rights Offering, the private placement will be conducted at a price identical to the price per share offered in the
          Rights Offering, and the aggregate amount to be raised in the private placement will be the greater of (a) the difference between $4 million and the amount previously raised in the Rights Offering, but only to the extent that Norfet's holdings in Tefron immediately following the private placement does not exceed 45% of Tefron's voting rights (the
          45% limitation was agreed upon between the Company and the Israeli
          Securities Authority), and (2) such amount as would enable Norfet to retain its aggregate 21.85% holdings in Tefron immediately following the private placement, subject to all of the terms described below.

Accordingly, Tefron is submitting to shareholder vote the above-described private placement to Norfet, which is deemed to be an "extraordinary private placement" under Israeli law. The shareholder meeting is scheduled for February
23, 2010, and the prospectuses for the Rights Offering are expected to be published at the end of February 2010 or the beginning of March 2010. It is expected that the Rights Offering would be completed at the end of March 2010, and soon thereafter the private placement to Norfet described above would occur.

     THIS PROXY STATEMENT SHALL NOT BE DEEMED AN OFFER TO SELL, OR A
SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OF TEFRON. ANY OFFER TO SELL
SECURITIES IN CONNECTION WITH THE RIGHTS OFFERING SHALL BE MADE ONLY THROUGH A
REGISTRATION STATEMENT THAT IS DECLARED EFFECTIVE BY THE SECURITIES AND EXCHANGE
COMMISSION AND THROUGH A PROSPECTUS THAT IS APPROVED FOR PUBLICATION BY THE
ISRAEL SECURITIES AUTHORITY.

PROPOSED PRIVATE PLACEMENT

     In light of the above, shareholders are being asked to approve as an
"extraordinary private placement" a private placement of ordinary shares to
Norfet at a price of $3.8 per ordinary share (a price per share identical to the price per share to be included in a prospectus that Tefron intends to send to shareholders in connection with the Rights Offering), following which Norfet may increase its holdings in Tefron to up to 45% of the voting rights in Tefron (the
"Private Placement"), subject to the following conditions:

     o    RETENTION BY NORFET OF ITS AGGREGATE 21.85% HOLDINGS IN TEFRON. In the
          event that Tefron raises between approximately $3.126 million and
          $4.689 million in the Rights Offering, the aggregate amount to be raised in the Private Placement to Norfet will range between $0.874 million and $1.311 million, respectively. In this case, the aggregate amount invested in Tefron's equity in the Rights Offering and the
          Private Placement will be between $4 million and $6 million, and the
          Private Placement would enable Norfet to retain its aggregate 21.85%
          holdings of the voting rights in Tefron.

     o    PRIVATE PLACEMENT TO RAISE THE DIFFERENCE BETWEEN $4 MILLION AND THE
          AMOUNT PREVIOUSLY RAISED IN THE RIGHTS OFFERING, FOLLOWING WHICH
          NORFET'S HOLDINGS IN TEFRON IMMEDIATELY FOLLOWING THE PRIVATE
          PLACEMENT WOULD BE LESS THAN 45% OF TEFRON'S VOTING RIGHTS. In the
          event that Tefron raises less than or equal to approximately $3.126 million but more than $0.335 million in the Rights Offering, the aggregate amount to be raised in the Private Placement to Norfet will range between $0.874 million and $3.665 million, respectively. In this case, the aggregate amount invested in Tefron's equity in the Rights
          Offering and the Private Placement will be $4 million, and the Private
          Placement would enable Tefron to raise the difference between $4 million and the amount previously raised in the Rights Offering.
          Accordingly, in this case, immediately following the Private
          Placement, Norfet's percentage holdings of the voting rights in Tefron would range between 21.85% and 45%.

     o    PRIVATE PLACEMENT TO RAISE THE DIFFERENCE BETWEEN $4 MILLION AND THE
          AMOUNT PREVIOUSLY RAISED IN THE RIGHTS OFFERING, BUT LIMITING NORFET'S
          HOLDINGS IN TEFRON IMMEDIATELY FOLLOWING THE PRIVATE PLACEMENT TO UP
          TO 45% OF TEFRON'S VOTING RIGHTS. In the event that Tefron raises less than approximately $0.335 million but more than $0 in the Rights
          Offering, the aggregate amount to be raised in the Private Placement to Norfet will range between $3.665 million and $3.391 million, respectively. In this case, the aggregate amount invested in Tefron's equity in the Rights Offering and the Private Placement will be between $3.391 million and $4 million, and the Private Placement would enable Norfet to invest the difference between $4 million and the amount previously raised in the Rights Offering, in accordance with
          Norfet's commitment to the Banks. In this case, however, due to the limitations imposed by the Israel Securities Authority ("ISA") that following the Private Placement Norfet's holdings may not exceed 45%
          of the voting rights in Tefron (the "ISA Limitation"), Norfet will invest not more than $3.665 million, and immediately following the
          Private Placement, Norfet's aggregate holdings will be 45% of the voting rights in Tefron.

The following are several examples of possible scenarios of capital raising by
Tefron in the Rights Offering and the amount of investment by Norfet as a result of these scenarios (for illustration only):

     1.   EXAMPLE #1: Assuming that the rights distributed to other shareholders in the Rights Offering are exercised in full, Tefron would raise an aggregate of $4.689 million. Accordingly, Norfet would acquire a total of 344,992 ordinary shares in the Private Placement and, immediately following the Private Placement, would hold approximately 21.85% of the capital and voting rights in Tefron. The total consideration to be paid by Norfet in the Private Placement would be approximately $1.311 million, and the aggregate amount invested in Tefron's equity in the
          Rights Offering and the Private Placement together would be approximately $6 million.

     2.   EXAMPLE #2: Assuming that the rights distributed to other shareholders in the Rights Offering are not exercised in full and Tefron raises an aggregate amount of $3 million, then Norfet would be required to invest $1 million in order to raise the difference between $4 million and the amount raised in the Rights Offering in exchange for the issuance to Norfet of 263,158 ordinary shares in the Private
          Placement. Accordingly, immediately following the Private Placement,
          Norfet's aggregate holdings in the capital and voting rights of Tefron would be approximately 22.89%. The total amount invested in Tefron's equity in the Rights Offering and the Private Placement together would be $4 million.

     3.   EXAMPLE #3: To the extent that no rights distributed to other shareholders in the Rights Offering are exercised, Norfet would invest a total of $3.391 million for 892,471 ordinary shares in the Private
          Placement. Accordingly, immediately following the Private Placement,
          Norfet's aggregate holdings in the capital and voting rights of Tefron would be 45%. In this case, the ISA Limitation would apply, and Norfet would invest only up to $3.391 million and not $4 million.

     In the event that the total gross amount invested in Tefron's equity after the Rights Offering and the Private Placement are conducted will be less than $4 million due to the ISA Limitation, Tefron will consider an additional private placement to Norfet, subject to receipt of all required authorizations and disclosures to the public.

     The shares issued to Norfet in the Private Placement will have the same rights in all respects as the ordinary shares of Tefron immediately upon their issuance and will entitle the holders thereof to any dividends and/or any other benefit for which the record date is the date on which such ordinary shares are issued or any date thereafter.

     USE OF PROCEEDS FROM THE PRIVATE PLACEMENT

     Tefron intends to use the net proceeds from the Private Placement for general corporate purposes, including working capital, in accordance with
Tefron's needs and resolutions of Tefron's board of directors from time to time.

     REQUIRED APPROVALS AND CONDITIONS PRECEDENT TO THE PRIVATE PLACEMENT

     The Private Placement to Norfet will take place within two (2) business days of the date on which the following conditions precedent are satisfied and upon payment by Norfet of the consideration for the ordinary shares to be issued to Norfet in the Private Placement:

     o    Tefron conducts the Rights Offering, as described in "Background"
          above.

     o    Approval of the Private Placement by Tefron's shareholders at the
          Meeting, as described in this Proposal One.

     o    Authorization by the Tel Aviv Stock Exchange of the registration for trading of the ordinary shares to be issued to Norfet in the Private
          Placement.

                                       10

     o    Approval of Proposal Two below (Approval Of Coverage Under The
          Company's D&O Insurance Policy For Mr. Ishay Davidi, Mr. Meir Shamir
          And Mr. Guy Shamir, As Directors In The Company) by Tefron's
          shareholders at the Meeting

     DETERMINATION OF PER SHARE PRICE IN PRIVATE PLACEMENT

     Our audit committee and board of directors determined the price per share at which the Private Placement will be conducted (the "Private Placement Price")
in a manner such that the Private Placement Price will be identical to the price per share that will appear in the prospectus that Tefron intends to send to shareholders in connection with the Rights Offering.(1)

     The average closing price of our ordinary shares on the Tel Aviv Stock
Exchange (the "TASE") and on the over-the-counter bulletin board (the "OTCBB")
during the six month period from July 18, 2009 until January 17, 2010 (the date on which the audit committee and board of directors resolved to conduct the
Private Placement) was NIS 17.75 per share and $4.66 per share, respectively.
The Private Placement Price of $3.8 per ordinary share represents a 26.86% and
22.63% discount, respectively, to the average closing price of our ordinary shares during the six month period from July 18, 2009 until January 17, 2010 on the TASE and on the OTCBB, respectively.

     The average closing price of our ordinary shares on the TASE during the
30-trading day period ending on January 17, 2010 (the date on which the audit committee and board of directors resolved to conduct the Private Placement) was
NIS 13.64 per share (the "TASE 30 Trading Day Average"). The Private Placement
Price of $3.8 per ordinary share represents a 2.51% premium to the TASE 30
Trading Day Average. The closing price of our ordinary shares on the TASE on
January 17, 2010 was NIS 15.46 per share. The Private Placement Price of $3.8 per ordinary share represents a 10.50% discount to the average closing price of our ordinary shares on such date on the TASE.

     The average closing price of our ordinary shares on the OTCBB during the
30-trading day period ending on January 15, 2010 (the last trading day on the
OTCBB prior to the date on which the audit committee and board of directors resolved to conduct the Private Placement) was $3.546 per share (the "OTCBB 30
Trading Day Average"). The Private Placement Price of $3.8 per ordinary share represents a 6.68% premium to the OTCBB 30 Trading Day Average. The closing price of our ordinary shares on the OTCBB on January 15, 2010 was $4.00 per share. The Private Placement Price of $3.8 per ordinary share represents a 5.26%
discount to the average closing price of our ordinary shares on such date on the
OTCBB.

SHARE CAPITAL AND OWNERSHIP PERCENTAGE OF OFFEREES AND OF INTERESTED PARTIES IN
TEFRON'S SHARES

The following is a table containing information on the number and percentage holdings of Norfet, interested parties of the Company and the aggregate holdings of the other shareholders in the Company's share capital and voting rights as of
January 17, 2010, giving effect to the private placement and the Private
Placement on a fully diluted basis, and all assuming (i) full response to the
Rights Offering (excluding Norfet's response to the Rights Offering, as discussed above) and (ii) no response to the Rights Offering whatsoever:

-----------------

(1)  All calculations below are based on the representative exchange rate between the NIS and the U.S. dollar on January 17, 2010, which was NIS
     3.682 per $1.00.

                                       11

                                                            IN THE EVENT THERE IS NO RESPONSE                        IN THE EVENT THERE IS FULL RESPONSE TO
                                                            WHATSOEVER TO THE RIGHTS OFFERING                                 THE RIGHTS OFFERING
                                                    ---------------------------------------------------       -----------------------------------------------------
                                                                                        IMMEDIATELY                                             IMMEDIATELY
                                                                                       FOLLOWING THE                                           FOLLOWING THE
                                                                                      PRIVATE PLACEMENT                 IMMEDIATELY          PRIVATE PLACEMENT
                             AS OF JANUARY 17,        IMMEDIATELY FOLLOWING           ON A FULLY DILUTED              FOLLOWING THE          ON A FULLY DILUTED
                                   2010               THE PRIVATE PLACEMENT                BASIS(2)                  PRIVATE PLACEMENT            BASIS(2)
                         -----------------------    ------------------------       ------------------------       ----------------------    ----------------------
    NAME OF                NUMBER    PERCENTAGE      NUMBER       PERCENTAGE        NUMBER       PERCENTAGE         NUMBER    PERCENTAGE     NUMBER    PERCENTAGE
INTERESTED PARTY         OF SHARES       (3)        OF SHARES         (3)          OF SHARES         (3)          OF SHARES      (3)        OF SHARES      (3)
-------------------       ---------   ----------    ---------     ----------       ---------     ----------       ---------   ----------    ---------   ----------

Norfet Limited
Partnership                 461,308        21.76%   1,351,957(4)       44.87%(4)   1,351,957(4)       41.82%(4)     804,836        21.76%     804,836        20.53%
-------------------       ---------   ----------    ---------     ----------       ---------     ----------       ---------   ----------    ---------   ----------
Yacov Gelbard(5)             47,650         2.25%      47,650           1.58%         77,650           2.40%         83,134         2.25%     113,134         2.89%
-------------------       ---------   ----------    ---------     ----------       ---------     ----------       ---------   ----------    ---------   ----------
FIMI Opportunity
Fund Limited
Partnership                     318         0.01%         613           0.02%            613           0.02%            555         0.01%         555         0.01%
-------------------       ---------   ----------    ---------     ----------       ---------     ----------       ---------   ----------    ---------   ----------
FIMI Israel
Opportunity Fund
Limited
Partnership                   1,649         0.08%       3,177           0.11%          3,177           0.10%          2,877         0.08%       2,877         0.07%
-------------------       ---------   ----------    ---------     ----------       ---------     ----------       ---------   ----------    ---------   ----------
Rimon Investment
Master Fund L.P             101,227         4.77%     101,227           3.36%        101,227           3.13%        176,609         4.77%     176,609         4.51%
-------------------       ---------   ----------    ---------     ----------       ---------     ----------       ---------   ----------    ---------   ----------
Analyst E.M.S
Management of
Funds in Trust
Ltd.                        114,727         5.41%     114,727           3.81%        114,727           3.55%        200,162         5.41%     200,162         5.11%
-------------------       ---------   ----------    ---------     ----------       ---------     ----------       ---------   ----------    ---------   ----------
Analyst  Provident
Funds Ltd.                    3,000         0.14%       3,000           0.10%          3,000           0.09%          5,234         0.14%       5,234         0.13%
-------------------       ---------   ----------    ---------     ----------       ---------     ----------       ---------   ----------    ---------   ----------
Tefron Holdings
(98) Ltd.(6)                 99,740         ____       99,740           ____          99,740           ____          99,740         ____       99,740         ____
-------------------       ---------   ----------    ---------     ----------       ---------     ----------       ---------   ----------    ---------   ----------
Public                    1,390,419        65.58%   1,390,419          46.15%      1,580,648          48.89%      2,425,839        65.58%   2,616,068        66.75%
-------------------       ---------   ----------    ---------     ----------       ---------     ----------       ---------   ----------    ---------   ----------
TOTAL                     2,120,298       100.00%   3,012,769         100.00%      3,232,998         100.00%      3,699,245       100.00%   3,919,474       100.00%
-------------------       ---------   ----------    ---------     ----------       ---------     ----------       ---------   ----------    ---------   ----------

REASONS OF THE AUDIT COMMITTEE AND BOARD OF DIRECTORS

     The Audit Committee and the board of directors based their decision to approve the proposed Private Placement on the following reasons:

o    Tefron has contended with operating difficulties arising, among other things, from gradual changes in the market that is becoming more demanding for more complex and innovative products, exactness in manufacturing and low prices. Our operating difficulties were exacerbated in 2009, among other things, due to the worsening global economic environment that began in the United States, the primary market for our products. As a result, we experienced a significant decline in our revenues and profitability during
     2009 and continuing to date.

     Tefron's financial and operating difficulties requires it to obtain additional sources of financing in order to continue its operations and in order to satisfy its financial obligations as they become due.

o    As part of the MOU that we signed with the Banks, we agreed, among other things, to complete a rights offering and/or a private placement of shares in which not less than $4 million is invested in Tefron's equity by the end of the first quarter of 2010. Concurrently, Norfet signed an undertaking in favor of the Banks pursuant to which, subject to receipt of all necessary regulatory and shareholder approvals, Norfet (or whoever acts on its behalf) agreed to participate in a rights offering and/or private placement of Tefron shares, and in the framework of such rights offering and/or private placement not less than $4 million would be invested in Tefron's equity. In the event that we do not reach a final and comprehensive binding agreement with the Banks, the Banks may cancel all our credit lines, which, in our opinion, would jeopardize the continuation of our activities.

-----------------

(2)  Assuming the exercise of all options granted to employees which are exercisable into 220,229 ordinary shares of the Company and which constitute as of January 17, 2010, all of the Company's securities exercisable or convertible into the Company's shares.

(3)  Calculated excluding 99,740 ordinary shares held by Tefron's wholly owned subsidiary that were purchased by the Company's subsidiary prior to the entering into effect of the Israeli Companies Law of 1999. In practice, the
     Company's subsidiary has undertaken not to exercise the equity and voting rights with respect to such shares. Accordingly, the above calculation was made excluding the holdings of the subsidiary from the Company's share capital and voting rights.

(4)  Norfet and/or its designee may participate in the Private Placement.

(5)  Executive Chairman of our Board of Directors.

(6)  A private Company wholly owned by the Company.

                                       12

o    The proposed framework of capital raising which combines the Rights
     Offering and the subsequent Private Placement is an equitable process which enables all existing shareholders of Tefron to participate in Tefron's requisite capital raising while retaining their proportionate holdings in
     Tefron. It should be noted that since Norfet has indicated to Tefron that it will not be able to participate in the Rights Offering due to the regulatory limitations described in "Background" above, and in light of the fact that Norfet has expressed its willingness to participate in a capital raising by Tefron and to commit to a minimum investment, as described above, the board of directors has decided to enable Norfet to participate in Tefron's capital raising on the same terms as the Rights Offering.

     In its decision to approve the Private Placement, the board of directors also noted that under the proposed framework of capital raising (which combines the Rights Offering and the subsequent Private Placement), to the extent that the rights distributed to other shareholders in the Rights
     Offering are exercised in full, all shareholders, including Norfet, will be able to retain their proportionate holdings in Tefron. However, to the extent that the rights distributed to other shareholders in the Rights
     Offering are not exercised in full or at all, Norfet has agreed to invest in Tefron amounts that exceed its proportionate holdings in Tefron's capital, even though Nofet's investment would be at a price per share that some or all of the other shareholders decided to reject by not participating in the Rights Offering. Furthermore, in light of the Banks'
     requirement that $4 million be invested in Tefron's equity, and the urgent need to ensure its execution as soon as possible in order to reach a comprehensive settlement with the Banks, the framework of capital raising was proposed that ensures, subject to the limits of the Companies Law, the raising of the capital in the amount required by the Banks and enables all shareholders of Tefron to participate in the capital raising while retaining their proportionate holdings in Tefron.

o    Norfet is providing Tefron with a "safety net" by undertaking in advance that, to the extent the other shareholders of Tefron choose not to invest in Tefron, Norfet will increase its investment in Tefron on the same terms as in the Rights Offering up to a maximum of approximately $3.665 million.
     Tefron currently has no other financing sources. Norfet's willingness to invest in Tefron is for the benefit of Tefron and is a positive sign to the market and to other entities (including the Banks, customers and suppliers)
     with whom Tefron works.

o    The board of directors has made the approval of Proposal Two below
     (Approval Of Coverage Under The Company's D&O Insurance Policy For Mr.
     Ishay Davidi, Mr. Meir Shamir And Mr. Guy Shamir, As Directors In The
     Company) a condition precedent to the approval of the Private Placement because the board of directors do not see a reason to treat Mr. Ishay
     Davidi, Mr. Meir Shamir and Mr. Guy Shamir, directors in the Company, differently from other directors in the Company, and in light of the willingness of Norfet, of whom Mr. Ishay Davidi, Mr. Meir Shamir and Mr.
     Guy Shamir are indirect controlling shareholders, to provide a safety net to Tefron, as describe above.

                                       13

It is proposed that at the Meeting, the following Resolution be adopted:

     "RESOLVED, that the shareholders hereby approve as an "extraordinary private placement" a private placement of ordinary shares to Norfet following which Norfet may increase its holdings to up to 45% of the voting rights in Tefron, as described in this Proposal One."

REQUIRED VOTE

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of this resolution, provided that either (i) such a majority includes at least one-third (1/3) of the total votes of shareholders, who do not have a personal interest in the resolution, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of shares of the shareholders mentioned in (i) above that are voted against the proposal does not exceed one percent (1%) of the total voting rights in the Company.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THIS PROPOSAL.

                                  PROPOSAL TWO

             APPROVAL OF COVERAGE UNDER THE COMPANY'S D&O INSURANCE
        POLICY FOR MR. ISHAY DAVIDI, MR. MEIR SHAMIR AND MR. GUY SHAMIR,
                           AS DIRECTORS IN THE COMPANY

     At the Meeting, shareholders will be asked to approve coverage under the
Company's current directors' and officers' liability ("D&O") insurance policies and under the additional D&O insurance policy that the Company intends to purchase in order to increase the aggregate coverage up to $15 million for Mr.
Ishay Davidi, Mr. Meir Shamir and Mr. Guy Shamir(6), directors of the Company who may be considered indirect controlling shareholders in the Company. Such D&O insurance policies will be on the same terms and conditions applicable to all other directors and officers of the Company.

     CURRENT POLICY - The current D&O insurance policy ("Current Policy") is for the period from October 14, 2009 until October 14, 2010. Coverage under the policy is $7.5 million for an occurrence and for the entire term of insurance.
The aggregate premium of the Current Policy is $162,000.

     ADDITIONAL POLICY - The Company intends to purchase an additional D&O insurance policy ("Additional Policy") for the period commencing immediately after the shareholders approve this Proposal Two at the Meeting and until the end of the term of the Current Policy. The aggregate coverage under the Current
Policy and the Additional Policy, combined, will not exceed $15 million for an occurrence and for the entire term of insurance. The aggregate premium of the
Current Policy and the Additional Policy, combined, will not exceed $262,000.

     Shareholders are being asked to approve coverage for Mr. Ishay Davidi, Mr.
Meir Shamir and Mr. Guy Shamir under both the Current Policy and the Additional
Policy. Approval of this Proposal Two is a condition precedent to the completion of the Private Placement described in Proposal One (Approval of Private
Placement To Norfet, Limited Partnership) above.

-----------------

(6)  Mr. Guy Shamir is the son of Mr. Meir Shamir and serves as an alternate director to Mr. Meir Shamir.

                                       14

     It is clarified that the terms and conditions of the D&O insurance
(including the Current Policy and the Additional Policy) for Mr. Ishay Davidi,
Mr. Meir Shamir and Mr. Guy Shamir are identical to the terms and conditions of the D&O insurance applicable to all other directors and officers of the Company
(see Proposal Three below).

     Under Section 270(4) of the Companies Law, an extraordinary transaction of the Company with its controlling shareholder or in which its controlling shareholder has a personal interest, or a transaction of the Company with its controlling shareholder or his/her family member, if he/she is also a director or officer of the Company, with respect to the terms of service and/or employment, requires the approval of the Company's audit committee, board of directors and shareholders.

     As of January 17, 2010, Norfet held approximately 21.76% of the issued and outstanding share capital of the Company. In addition, due to their positions,
Messrs. Ishay Davidi and Meir Shamir and Mr. Guy Shamir may each be deemed to beneficially own the shares held by Norfet. See "Beneficial Ownership of
Securities by Certain Beneficial Owners and Management" above. Because the
Company, for the sake of caution only, treats Norfet, Messrs. Ishay Davidi, Meir
Shamir and Guy Shamir as, direct or indirect, controlling shareholders, as defined in the Companies Law 5759 - 1999, the proposed transaction may be deemed a transaction in which Norfet has a personal interest due to the interests of
Messrs. Ishay Davidi, Meir Shamir and Guy Shamir in Norfet and also may be deemed a transaction of the Company with its controlling shareholder, and his family member, with respect to terms of service as a director. Therefore, for the sake of caution, the Company is treating coverage of Messrs. Ishay Davidi,
Meir Shamir and Guy Shamir as if it requires approval under Section 270(4) of the Companies Law regarding transactions with a controlling shareholder.

     Pursuant to the Companies Law, on January 17, 2010, the Company's Audit
Committee and Board of Directors approved coverage under the Company's Current
Policy and Additional Policy for Messrs. Ishay Davidi, Meir Shamir and Guy
Shamir. Messrs. Ishay Davidi, Meir Shamir and Guy Shamir did not participate in the Board of Directors' decision to approve such coverage due to their personal interest in the decision.

     The Audit Committee based its decision to approve coverage under the
Company's Current Policy and Additional Policy for Messrs. Ishay Davidi, Meir
Shamir and Guy Shamir on the following reasons:

     o    the terms of the insurance policy under which Messrs. Ishay Davidi,
          Meir Shamir and Guy Shamir would be covered are identical to those under which the other Company's officers and directors are or would be covered; and

     o    the proposed coverage for Messrs. Ishay Davidi, Meir Shamir and Guy
          Shamir is common corporate practice among other companies of the type and size of the Company, and it is designed to enable all officers and directors to act freely in the interest of the Company, taking into account the risks faced by the officers and directors of the Company in connection with the Company's activities.

     o    in light of all the above mentioned the Audit Committee and the Board of Directors are of the opinion that approving D&O insurance coverage for Messrs. Ishay Davidi, Meir Shamir and Guy Shamir is in the best interest of the Company.

                                       15

     It is proposed that at the Meeting, the following Resolution be adopted:

     "RESOLVED, that that the shareholders hereby approve coverage under the
     Company's Current Policy and Additional Policy for Mr. Ishay Davidi, Mr.
     Meir Shamir and Mr. Guy Shamir, directors of the Company, as described in
     Proposal Two."

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of this resolution, provided that either (i) such a majority includes at least one-third (1/3) of the total votes of shareholders, who do not have a Personal
Interest in the resolution, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of shares of the shareholders mentioned in (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THIS PROPOSED
RESOLUTION.

                                 PROPOSAL THREE

           FRAMEWORK RESOLUTION: APPROVAL OF THE COMPANY'S PURCHASE OF
        DIRECTORS' AND OFFICERS' LIABILITY INSURANCE POLICIES, INCLUDING
          AS DIRECTORS AND OFFICERS OF THE COMPANY'S SUBSIDIARIES, BUT
            NOT INCLUDING DIRECTORS AND OFFICERS WHO ARE CONTROLLING
                                  SHAREHOLDERS

     Following the approval of the Audit Committee and the Board of Directors, the shareholders are asked to approve the following resolution:

     RESOLVED, that the shareholders hereby approve the purchase of directors'
and officers' liability insurance policies ("D&O Insurance") for all directors and officers of the Company, including as directors or officers of the Company's subsidiaries, but not including any director or officer of the Company who may be considered a controlling shareholder.

     The identity of the insurer, the aggregate coverage amount under each D&O
Insurance policy and the annual premium to be paid for such coverage shall be determined by the Company's Audit Committee and Board of Directors, who will determine that the amounts are reasonable under the circumstances, taking into consideration market conditions.

     The aggregate premium payable under the proposed Company D&O Insurance policy for the period commencing on October 14, 2009 and ending on October 14,
2010, is approximately US $262,000 (the "Basic Premium"). Until the expiration of this Framework Resolution, the annual premium to be paid by the Company in any year will not exceed 130% of the premium paid in the immediately preceding year, and the annual premium to be paid by the Company in any year will not exceed 175% of the Basic Premium.

     Until the expiration of this Framework Resolution, the aggregate coverage amounts of any D&O Insurance policy will not exceed the higher of: (i) US
$15,000,000; or (ii) 25% of the shareholders' equity of the Company according to the last consolidated financial statements of the Company (either audited or reviewed) published prior to the purchase of the insurance, for all of the
Company's directors.

                                       16

     This resolution is a Framework Resolution (within the meaning of such term in the Israeli Companies Regulations (Relief for Transactions with Interested
Parties) of 2000 (the "Regulations"). Under the Regulations, each purchase of a
D&O Insurance policy by the Company within the Framework Resolution is subject to approval of the Audit Committee and Board of Directors that the terms of such policy comply with the terms of the Framework Resolution, as detailed above.

     The Framework Resolution will be valid commencing from the date on which the shareholders approve this Framework Resolution at the Meeting and until the date of the annual general meeting held by the Company in 2014 for the calendar year 2013. It is clarified that this Framework Resolution is submitted to the shareholders for approval once for the entire period. It is also clarified that any D&O Insurance policy in effect prior to the date on which the annual general meeting is held by the Company in 2014 for the calendar year 2013, will remain in effect until its expiration or cancellation in accordance with its terms, and such policy will not be affected by any new Framework Resolution approved by the shareholders at the annual general meeting held by the Company in 2014 for the calendar year 2013.

     In the event that this proposal is not approved by the shareholders at the
Meeting, the terms of the D&O Insurance approved by the annual general meeting held on August 26, 2009 will remain in effect.

     The affirmative vote of holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy, entitled to vote thereon and voting thereon (without taking into account the votes that abstained) is necessary for approval of this resolution.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THIS PROPOSED
RESOLUTION.

                                  OTHER MATTERS

     The Board of Directors knows of no matters that are to be brought before the Meeting other than as set forth in the Notice of Extraordinary General
Meeting. If any other matter properly comes before the meeting, the persons named in the enclosed form of proxy are authorized to vote on such matter using their discretion.

By Order of the Board of Directors

ORNA MAROM
COMPANY SECRETARY
January 29, 2010

                                       17

                EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

                                   TEFRON LTD.

                                FEBRUARY 23, 2010

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

   * Please detach along perforated line and mail in the envelope provided. *

----------------------------------------------------------------------------------------------------------------------------
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
----------------------------------------------------------------------------------------------------------------------------
                                                          |
                                                          | For purposes of this proxy card, "Personal Interest" means - the
                                                          | personal interest of a person in an action or a transaction of the
                                                          | Company, including the personal interest of a relative or of another
                                                          | corporation in which he or his relative has an interest, other than
                                                          | a personal interest that arises merely from holding shares in the
                                                          | Company.
                                                          |                                                                      FOR     AGAINST    ABSTAIN
                                                          | 1.  To approve as an "extraordinary private placement" a             [_]       [_]        [_]
                                                          |     private placement of ordinary shares to Norfet, Limited
                                                          |     Partnership and/or its designee, following which Norfet
                                                          |     may increase its holdings to up to 45% of the voting rights
                                                          |     in the Company;
                                                          |                                                                      YES        NO
                                                          |     Do you have a personal interest (as defined above) in
                                                          |     Resolution 1? - MUST BE COMPLETED FOR VOTE TO BE COUNTED.        [_]       [_]
                                                          |
_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ |                                                                      FOR     AGAINST    ABSTAIN
                                                          | 2.  To approve coverage under the Company's directors' and officers' [_]       [_]        [_]
                                                          |     liability insurance policies for Mr. Ishay Davidi, Mr. Meir
                                                          |     Shamir and Mr. Guy Shamir (an alternate director to Mr. Meir
                                                          |     Shamir), as directors in the Company and under the same terms and
                                                          |     conditions applicable to all other directors in the Company; and
                                                          |
                                                          |     Do you have a personal interest (as defined above) in
                                                          |     Resolution 2? - MUST BE COMPLETED FOR VOTE TO BE COUNTED.        [_]       [_]
                                                          |
                                                          |     (NOTE: APPROVAL OF THIS PROPOSAL TWO IS A CONDITION
                                                          |     PRECEDENT TO THE COMPLETION OF THE PRIVATE PLACEMENT
                                                          |     DESCRIBED IN PROPOSAL ONE ABOVE.)
                                                          |
                                                          | 3.  To approve, as a framework resolution, the Company's purchase    [_]       [_]        [_]
_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ |     of an insurance policy concerning insurance of directors' and
                                                          |     officers' liability, including as directors and officers of
                                                          |     the Company's subsidiaries but not including the coverage of
                                                          |     controlling shareholders.
                                                          |
                                                          | Pursuant to the Articles of association of the Company, a proxy
                                                          | will be effective only if received by the Company at least two
                                                          | hours prior to the time of the Extraordinary General Meeting
_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ |

Signature of Shareholder _________________ Date: ___________ Signature of Shareholder _________________ Date: ___________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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                                      PROXY
                                   TEFRON LTD.
                      PARK AZORIM, 94 DERECH EM HAMOSHAVOT
                           PETACH TIKVA, 49527 ISRAEL
            NOTICE OF EXTRAORDINARY GENERAL MEERTING OF SHAREHOLDERS
                         TO BE HELD ON FEBRUARY 23, 2010
   THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY.

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Mr. Eran Rotem and Ms. Orna Marom, and each of them, as agent and proxy for the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of Tefron Ltd. (the "COMPANY"), standing in the name of the undersigned at the close of business on January 25, 2010, at the
Extraordinary General Meeting of Shareholders of the Company to be held at the
Company's offices, Park Azorim, 94 Derech Em Hamoshavot, Petach Tikva, Israel,
on February 23, 2010 at 10:00 a.m. (Israel time) and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows.

The proxies are authorized to vote in their discretion on such other matters as may properly come before the meeting.

THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED IN THE MANNER DIRECTED.
TO THE EXTENT PERMITTED BY LAW AND APPLICABLE STOCK EXCHANGE REQUIREMENTS, IF NO
INSTRUCTIONS TO THE CONTRARY ARE INDICATED, THE SHARES WILL BE VOTED "FOR" ALL
THE PROPOSALS, AND IN ACCORDANCE WITH THE DISCRETION OF THE PROXIES ON SUCH
OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING.

                (CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)

                                       19